SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Director Shareholding, dated June 23, 2005.

                                                          Scottish Power plc

                                                  ScottishPower Sharesave Scheme 2001

Scottish Power plc ("the Company") announces that on 22 June 2005 options to acquire ordinary shares in the Company ("Shares") were granted under the ScottishPower Sharesave Scheme 2001 at an option price of 374 pence per share to the following Executive Directors of the Company.

Name of Director           Number of Shares Under Option

Charles Berry                               2,533
Simon Lowth                                 3,534
David Nish                                  2,533

Enquiries:

Colin McSeveny, Group Media Relations Manager        0141 636 4515
Alan McCulloch, Assistant Company Secretary          01698 396414

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 23, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary